

Press Release

Contact: Paresh Maniar
                Executive Director, Investor Relations
                Maxim Integrated Products
                (408) 470-5348

MAXIM TO ACQUIRE TERIDIAN, A LEADING SUPPLIER OF SYSTEM ON CHIP SOLUTIONS FOR THE SMART METER MARKET

SUNNYVALE, CA– April 12, 2010 – Maxim Integrated Products, Inc. (NASDAQ:MXIM) announced today that it has entered into a definitive agreement to acquire privately held Teridian Semiconductor Corporation for approximately $315 million in cash.

Acquisition Highlights:

- The acquisition firmly positions Maxim as the technology leader for providing energy measurement and communications electronics to the attractive Smart Meter market.

- Teridian has 50% share in the fast growing system-on-chip (SoC) energy measurement market. Its SoCs, which integrate a highly-accurate analog front end, a microcontroller, and a display driver, are quickly replacing discrete solutions.

- Maxim will build on Teridian's market position to accelerate sales of Maxim's existing power management, real-time clock, and interface products, as well as security IP, which are all required in Smart Meters.

- Additionally, Maxim will leverage Teridian's market position to accelerate the adoption of Maxim's technology-leading G3 Powerline Communications (PLC) products for use in Smart Meters and high-reliability Smart Grid deployments worldwide.
- The acquisition is immediately accretive excluding acquisition-related charges and amortization.

Teridian is a fabless semiconductor company headquartered in Irvine, California. It is a major supplier to 3 of the top 4 major meter manufacturers in the U.S. and to over 50 meter manufacturers globally.

Teridian's deep system knowledge and strong customer relationships enables Maxim to address the different specifications required of Smart Meters in all regions throughout the world.

Teridian's key technical differentiator is its innovative architecture which delivers the most accurate power measurement over the widest dynamic range. To optimize time-to-market and reduce cost, meter manufacturers will continue to demand increasing levels of integration and complete system-level solutions. Maxim's demonstrated ability to combine multiple mixed signal functions will be extremely synergistic in producing highly-integrated SoCs and complete system solutions that meet these requirements.

Smart Meter units using both SoC and multi-chip solutions are estimated to grow 10% annually through 2014. Since SoC based implementations are estimated to go from approximately one third of Smart Meters to a substantial majority over that same period, the demand for SoCs will increase at a much faster pace. Maxim projects its serviceable available market (SAM) for the energy measurement portion of Smart Meters to reach $380 million by 2014. In addition, the Company estimates an additional $375 million of SAM in fiscal year 2014 for other Maxim support and communications products used in Smart Meters and related Smart Grid applications.

Maxim CEO Tunc Doluca remarked, "Global Smart Grid investment is essential to use power plants and transmission networks more efficiently. Energy measurement and grid communications are key components of the smart grid and necessitate the deployment of new electronic meters to replace older meters worldwide. The addition of the Teridian team and product line to Maxim will significantly accelerate our penetration in this fast-developing market and will help us maintain our balanced business model."

Teridian CEO, Jerry Fitch commented "Teridian is working with manufacturers to enable the global trend toward improving energy efficiency and conservation via ubiquitous energy measurement. As part of Maxim, we will be able to provide more comprehensive solutions to these customers."

Maxim has scheduled a conference call on April 12, 2010 at 2:30 p.m. Pacific Time to discuss the Teridian acquisition. To listen via telephone, dial (866) 802-4364 (toll free) or (703) 639-1325. This call will be webcast and can be accessed at http://www.maxim-ic.com/teridian.

Cautionary Note Regarding Forward-Looking Statements
This release contains forward-looking statements concerning Maxim's acquisition of Teridian Semiconductor Corporation. These forward-looking statements are within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, Maxim's belief that the acquisition will build on Teridian's market position to accelerate sales of Maxim's existing power management, real-time clock, and interface products, as well as security IP, which are all required in Smart Meters; that the acquisition will leverage Teridian's market position to accelerate the adoption of Maxim's technology-leading G3

Powerline Communications (PLC) products for use in Smart Meters and high-reliability Smart Grid deployments worldwide; Maxim's estimates that Smart Meter units using both SoC and multi-chip solutions are estimated to grow 10% annually through 2014 and SoC based implementations are estimated to go from approximately one third of Smart Meters to a substantial majority over that same period; Maxim's projection that its serviceable available market (SAM) for the energy measurement portion of Smart Meters to reach $380 million by 2014; Maxim's estimate that an additional $375 million of SAM in fiscal year 2014 for other Maxim support and communications products used in Smart Meters and related Smart Grid applications; and Maxim's belief that the addition of the Teridian team and product line to Maxim will significantly accelerate its penetration in this fast-developing market and will help maintain its balanced business model. These statements are based on current expectations and are subject to certain risks, uncertainties and assumptions, many of which are outside the control of Maxim. These risks and uncertainties include, but are not limited to: changes in semiconductor market conditions and demand for energy measurement semiconductor products; technological and product development risks; the future performance of Teridian as part of Maxim; the timing and success of Maxim's integration of Teridian with Maxim's existing businesses, including the successful transition of personnel, product development, manufacturing and information systems; the ability to realize anticipated synergies; competition; and general economic and business conditions.

For a detailed discussion of factors affecting Maxim's business generally and other factors that may influence future results, please see Maxim's filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended June 27, 2009, as well as similar disclosures in subsequent SEC filings. Maxim does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Maxim

Maxim Integrated Products is a publicly traded company that designs, manufactures, and sells high-performance semiconductor products. The Company was founded over 27 years ago with the mission to deliver innovative analog and mixed-signal engineering solutions that add value to its customers' products. To date, it has developed over 6300 products serving the industrial, communications, consumer, and computing markets.

Maxim reported revenue in excess of $1.6 billion for fiscal 2009. A Fortune 1000 company, Maxim is included in the Nasdaq 100, the Russell 1000, and the MSCI USA indices. For more information, go to www.maxim-ic.com.

About Teridian Semiconductor Corp.

Teridian Semiconductor Corp. is a fabless mixed-signal semiconductor company focused on electricity metering and energy measurement for the smart grid. Its primary investor is Golden Gate Capital, a global private equity firm with over $8 billion of capital under management. Its investors include leading educational endowments, nonprofit foundations, and selected financial institutions and entrepreneurs. The firm's charter is to invest in change-intensive and growth oriented situations where there is a demonstrable opportunity to significantly enhance a company's value. For more information, visit www.goldengatecap.com.